FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, November 14, 2017

Ger. Gen. N° 104/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, using the powers vested on me, I hereby inform as a significant event that during the extraordinary session of the Board of Directors of Enel Generación Chile S.A. (“Enel Generacion” or the “Company”) held today:

1.       The Board of Directors of the Company have received and analyzed: (i) the report of the Directors Committee of the Company issued today; and (ii) the individual opinions issued by the directors Mr. Giuseppe Conti, Chairman of the Board of Directors, and the directors Mr. Francesco Giorgianni, Mr. Mauro Di Carlo, Mr. Luca Noviello, Mr. Umberto Magrini, Mr. Fabrizio Barderi, Mr. Enrique Cibié B., Jorge Atton P. and Julio Pellegrini V.; all of them referred to the Reorganization, as it is defined below, which was informed to the market through significant events dated August 28 and October 26, 2017.

2.       The Board of Directors of the Company has unanimously issued a collective declaration in favor of the Reorganization, in accordance with the corporate bylaws and the United States of America legislation.

3.       As established by Title XVI of the Chilean Companies Act, Law N°18,046, the independent directors, Mr. Enrique Cibié B. and Jorge Atton P. approved the Reorganization as a related party transaction.

4.       The Board of Directors of the Company unanimously agreed to summon an Extraordinary Shareholders’ Meeting to take place at the Enel Chile’s Stadium, located at Carlos Medina 858, Independencia, Santiago, on December 20, 2017 at 3:00 p.m.

The topics to be submitted to the extraordinary shareholders meeting are the following:

1.       Information regarding the Related Party Transaction. Inform shareholders about the agreement reached by the Board of Directors during its extraordinary session held on November 14, 2017, in which, in accordance to the Rules of Title XVI of the Chilean Companies Act, Law N°18.046, the independent directors, Mr. Enrique Cibié B. and Mr. Jorge Atton P., approved as a related party transaction the reorganization (the “Reorganization”). Such Reorganization involves (i) the merger by incorporation of Enel Green Power Latin America S.A. (“Enel Green Power”) by Enel Chile S.A ( “Enel Chile”) (the “Merger”) that it will require a capital increase in Enel Chile to pay the shareholders of Enel Green Power the shares to which they are entitled under the exchange ratio agreed for the Merger, and which will be conditioned, among others, to the success of the Enel Generación PTO mentioned in number (ii); (ii) a Public Tender Offer for the acquisition of Shares and a Tender Offer to be made by Enel Chile, to acquire up to 100% of the shares and of the American Depositary Shares ("ADS") issued by Enel Generación that are owned by the minority shareholders of the latter (hereinafter, the " Enel Generación PTO "), which will have among other objective requirements, the condition that the Enel Generación’ shareholders that accept Enel Generación PTO for such a number of shares that allow Enel Chile to achieve an ownership of more than 75% of the shares issued by Enel Generación, such acceptances must contemplate the commitment of the shareholders of Enel Generación that agree to sell their shares and ADS, to subscribe shares and ADS issued by Enel Chile in the capital increase mentioned in (iii). These shares and ADS will be paid by the shareholders of Enel Generación with part of the price of their respective securities that they agree to sell in the Enel Generación PTO; (iii) a capital increase of Enel Chile destined to have sufficient shares and ADSs to be delivered to the shareholders of Enel Generación that agree to sell their shares in the Enel Generación PTO, which will be payable in cash (the "Enel Chile Capital Increase"), and that will be conditioned to the declaration of success of the Enel Generación PTO; and (iv) as a condition of success of the Enel Generación PTO, the shareholders of the latter agree a statutory amendment, by virtue of which the Company ceases to be subject to the provisions contained in Title XII of the D.L. 3,500, eliminating all limitations and restrictions, including, but not limited to, the fact that a person cannot concentrate more than 65% of the voting capital of Enel Generación (the "Modification of Enel Generación’ Bylaws"), and whose effectiveness will be conditioned to the declaration of success of the Enel  Generación PTO.

The Reorganization includes all the aforementioned stages, which are concatenated together, so that only all of them approved, the Reorganization will be deemed approved.

Likewise, and in relation to this point, the shareholders will be informed about the conclusions contained in the reports of the independent evaluators requested by the Board of Directors and the Directors’ Committee of Enel Generación, which were made available to the public on November 3, 2017.

The detail of the bases, terms and conditions of the Reorganization are described in the document called "General Bases of the Reorganization", which has been made available to the shareholders. Likewise, the reports of the independent evaluators and experts appointed for these purposes by the involved companies, the report of the Directors’ Committee of Enel Generación issued on November 14, 2017, as well as the individual opinions of the directors, Messrs. Giuseppe Conti, Francesco Giorgianni, Mauro Di Carlo, Luca Noviello, Umberto Magrini, Fabrizio Barderi, Enrique Cibie B., Jorge Atton P. and Julio Pellegrini V., constitute background information of the Reorganization. Shareholders can obtain a copy of the aforementioned information, as of the same date, on the Company's website: www.enelgeneracion.cl or at the headquarters office, located at Santa Rosa 76, 15 floor  (Investor Relations Department), Santiago, Chile, as of this date.

2.       Enel Generación Bylaws’ Amendment and rewritten text. Amend the Enel Generación’ bylaws so as to eliminate the limitations and restrictions established by Title XII of Decree Law 3,500. To do so, articles 1 bis, 5 bis, 16 bis, 20 bis, 35 bis, 36 bis, 40 bis, 42 bis and 44 bis will be eliminated from the Company’s bylaws. The text of Enel Generación’s bylaws will be rewritten to include these amendments. As stated by the document entitled “General Terms of the Reorganization” referred to below, declaring the Reorganization a success is a condition precedent to the agreements of the Extraordinary Shareholders Meeting related to the Bylaw amendment. In accordance with the Company's bylaws, in order to approve the proposed amendments, a vote of 75% of the issued shares with the right to vote is required.

3.       Information regarding other related party transactions. Inform shareholders about the agreements the Board of Directors has adopted since the last Enel Generación shareholders’ meeting, which are necessary to approve the related party transactions referred to by Title XVI of the Chilean Companies Act, Law N°18,046, other than the Reorganization, and identify the board members that approved them.

4.       Other necessary agreements. Adopt all other agreements necessary to legalize, implement and put the agreements regarding the subjects previously mentioned into effect.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: November 15, 2017